Exhibit (a)(2)


                         Equity Resource Arlington Fund
                                44 Brattle Street
                               Cambridge, MA 02138

                                  July 24, 2002

                           Offer To Purchase Units in
                    Metric Partners Growth Suite Investors LP
                                For $20 per Unit

Dear Limited Partner:

Enclosed with this letter is an offer to purchase limited partnership units in Metric Partners Growth Suite Investors LP (the "Partnership") for $20 per unit [See "THE OFFER-Introduction"]. The offer price is net to the seller and the Purchaser will pay the transfer fee associated with the sale of your units. This offer expires on August 26, 2002. If you are interested in selling, please read the enclosed offer carefully.

FACTORS TO CONSIDER IN EVALUATING THIS OFFER

o    Partnership Currently Involved in Litigation
     The Partnership is currently involved in seven separate lawsuits and its ability to distribute cash to limited partners is dependent on the outcome of those lawsuits. In its most recent annual report, the Partnership stated that, "there is substantial doubt regarding the Partnership's ability to continue as a going concern." This doubt is primarily the result of the uncertainty created by the current litigation. The claims against the Partnership in these lawsuits are in excess of the Partnership's current assets.

o    Opportunity for Liquidity
     The Arlington Fund's offer provides liquidity to limited partners and will give them an opportunity to liquidate this investment. Though the Partnership's ten investment properties have been liquidated, litigation has prevented the Partnership from distributing cash to limited partners. By selling your limited partnership units, you give yourself the opportunity to place the proceeds from a sale into other, potentially better performing, investments. You may also simplify your tax returns by eliminating future K-1 reporting for this Partnership.

o    Offer Price May Not Represent the Full Value of Your Units
     No independent party has been retained by the Purchaser or any other person to evaluate or render any opinion to limited partners with respect to the fairness of the offer price, and no representation is made as to any fairness or other measures of value that may be relevant to limited partners. In light of the uncertainties relating to the litigation, the Partnership no longer provides an estimated net asset value (NAV) for units. The Purchaser was unable to calculate its own NAV or liquidation value for units and the Purchaser's offer price may be viewed as speculative in nature.

o    Conflict of Interest
     The Purchaser is making the Offer with a view toward making a profit. Accordingly, there is a conflict between the Purchaser's desire to acquire your units at a low price and your desire to sell your units at a high price. The Purchaser's intent is to acquire the units at a discount to the value it might ultimately realize from owning the units.

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o    Effects of a Sale of Your Units
     Limited partners who sell their units will be giving up the opportunity to participate in any future potential benefits associated with ownership of units, including the right to participate in any future distribution of cash or property.

The Purchaser

The Arlington Fund is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase units in the Partnership in advancement of that strategy. The units acquired as a result of this offer will be held as long-term investments and not with a view to a resale. The Arlington Fund does not acquire general partner positions and is not engaged in property management.

Please read the enclosed offer carefully. It contains important information concerning this offer, the Partnership and the Purchaser. If you wish to sell your units, complete the enclosed Agreement of Sale according to the directions on the agreement, sign where indicated and return it in the pre-addressed return envelope.

If you have any questions, please call Equity Resources Group, the information agent for this offer, at (617) 876-4800 or email them at info@equityresources.com.

Sincerely,


Equity Resource Arlington Fund LP